Exhibit 99.8

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB

T2P 4B9

Telephone (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors Pembina Pipeline Corporation

We consent to the use of our reports, each dated February 23, 2017, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-3 (No. 333-187938) of Pembina Pipeline Corporation.

Chartered Professional Accountants

February 23, 2017

Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.